Exhibit 99.1

Alithya reports fourth quarter and fiscal 2026 results

Alithya maintains disciplined execution and advances its industry-first approach to support its clients in their AI and digital transformation

Q4-2026 Highlights
•Revenues decreased 9.2% to $113.8 million, compared to $125.3 million for the same quarter last year. Revenues decreased 7.6% compared to the same quarter last year in Constant Dollar Revenue(1). 73.6% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 6.7% to $43.0 million, compared to $46.1 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) increased to 37.8%, compared to 36.8% for the same quarter last year.
•Net loss was $8.7 million, or $0.09 per share, compared to net earnings of $8.0 million, or earnings of $0.08 per share, for the same quarter last year.
•Adjusted Net Earnings(2) decreased by $4.5 million, or 36.9%, to $7.7 million, from $12.2 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.08, compared to $0.12 for the same quarter last year.
•Adjusted EBITDA(2) decreased by $5.3 million, or 29.9%, to $12.7 million, for an Adjusted EBITDA Margin(2) of 11.1% of revenues, compared to $18.0 million, for an Adjusted EBITDA Margin of 14.4% of revenues, for the same quarter last year.
•Net cash from operating activities was $3.5 million, representing a decrease of $13.6 million, compared to $17.1 million for the same quarter last year.
•Q4 Bookings(1) reached $94.3 million, which translated into a Book-to-Bill Ratio(1) of 0.83 for the quarter, compared to Bookings of $100.1 million and a Book-to-Bill Ratio of 0.80 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at March 31, 2026.

(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
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F2026 Highlights
•Revenues increased 0.8% to $477.4 million, compared to $473.5 million last year, both in reported revenue and in Constant Dollar Revenue.
•Gross margin increased 3.8% to $162.1 million, compared to $156.1 million last year. Gross Margin as a Percentage of Revenues increased to 34.0%, compared to 33.0% last year.
•Net loss totaled $38.8 million, due to an impairment charge of $41.1 million, or $0.40 per share, compared to net earnings of $1.3 million, or $0.01 per share, last year.
•Adjusted EBITDA decreased 1.3% to $47.1 million, for an Adjusted EBITDA Margin of 9.9% of revenues, from $47.7 million, or an Adjusted EBITDA Margin of 10.1% of revenues, last year.
•Adjusted Net Earnings increased by $0.7 million, or 2.2%, to $28.8 million, compared to $28.1 million last year. This translated into Adjusted Net Earnings per Share of $0.29 for both years.
•Net cash from operating activities was $25.8 million, representing a decrease of $22.6 million, from $48.4 million last year.
•Fiscal 2026 Bookings reached $434.2 million, which translated into a Book-to-Bill ratio of 0.91. The Book-to-Bill ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
MONTREAL, CANADA (June 11, 2026) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the fourth quarter and fiscal 2026 ended March 31, 2026. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the fourth quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2026-Q4	F2025-Q4	F2026	F2025
Revenues	113,776	125,331	477,388	473,481
Gross Margin	42,993	46,091	162,080	156,134
Gross Margin as a percentage of revenues (%)(1)	37.8%	36.8%	34.0%	33.0%
Selling, general and administrative expenses	31,823	29,739	122,152	116,081
Selling, general and administrative expenses (%)(1)	28.0%	23.7%	25.6%	24.5%
Net (Loss) Earnings	(8,677)	8,043	(38,777)	1,295
Basic and Diluted (Loss) Earnings per Share	(0.09)	0.08	(0.40)	0.01
Adjusted Net Earnings(2)	7,717	12,226	28,758	28,149
Adjusted Net Earnings per Share(2)	0.08	0.12	0.29	0.29
Adjusted EBITDA(2)	12,654	18,047	47,053	47,678
Adjusted EBITDA Margin (%)(2)	11.1%	14.4%	9.9%	10.1%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
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Quote by Paul Raymond, President and CEO, Alithya:
“The expertise and dedication of our teams are the fundamental pillars of our organization, and I want to thank them for their commitment. This quarter, we executed on our strategic plan with focus and discipline. We continue to invest in our industry and AI-first approach and remain committed to supporting our clients at every step of their AI journey, delivering meaningful value as a trusted advisor."
Fourth Quarter Results
Revenues
Revenues amounted to $113.8 million for the three months ended March 31, 2026, representing a decrease of $11.5 million, or 9.2%, from $125.3 million for the three months ended March 31, 2025.
U.S. revenues increased by $1.4 million, or 2.6%, to $55.6 million for the three months ended March 31, 2026, from $54.2 million for the three months ended March 31, 2025, due primarily to revenues from the acquisition of eVerge Interests, Inc. and its subsidiaries ("eVerge") on May 31, 2025, partially offset by an unfavorable US$ exchange rate impact of $2.6 million between the two periods, a reduction in revenues from operations related to Datum Consulting Group, LLC and its International affiliates ("Datum") sold to Medivra Holdings LLC on March 31, 2026 (the "Datum Transaction") as management focused on growth initiatives in core activities, and a slight decrease in enterprise transformation services due to fewer client project go-lives compared to the same period last year.
Revenues in Canada decreased by $15.7 million, or 24.0%, to $49.7 million for the three months ended March 31, 2026, from $65.4 million for the three months ended March 31, 2025. The decrease in revenues was due primarily to reduced revenues from government contracts, certain client projects reaching maturity and a decrease in enterprise transformation services.
International revenues increased by $2.8 million, or 49.1%, to $8.5 million for the three months ended March 31, 2026, from $5.7 million for the three months ended March 31, 2025. The increase in revenues was primarily due to organic growth in enterprise transformation services and a favorable foreign exchange rate impact of $0.5 million between the two periods.
During the quarter, 21 new clients were signed.
Gross Margin
Gross margin decreased by $3.1 million, or 6.7%, to $43.0 million for the three months ended March 31, 2026, from $46.1 million for the three months ended March 31, 2025. Gross margin as a
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percentage of revenues increased to 37.8% for the three months ended March 31, 2026, from 36.8% for the three months ended March 31, 2025.
In the U.S., Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, primarily due to a lower contribution from operations related to Datum as management focused on growth initiatives in core activities, partially offset by the increased use of our smart shoring capabilities.
In Canada, Gross Margin as a Percentage of Revenues increased compared to the same quarter last year, mainly due to the recognition of non-refundable tax credits related to previous years available for carryforwards, and a proportionally larger decrease in the use of subcontractors compared to permanent employees, partially offset by a decrease in utilization rates.
International Gross Margin as a Percentage of Revenues increased compared to the same quarter last year, mainly due to additional enterprise transformation services delivered in this segment.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $31.8 million for the three months ended March 31, 2026, representing an increase of $2.1 million, or 7.1%, from $29.7 million for the three months ended March 31, 2025, including an increase of $1.3 million of expenses related to eVerge. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 28.0% for the three months ended March 31, 2026, compared to 23.7% for the same period last year. The increase in selling, general and administrative expenses was mainly due to expenses from eVerge, increased share-based compensation, professional fees and employee compensation costs, mainly stemming from variable compensation.
Net (Loss) Earnings
Net loss for the three months ended March 31, 2026 was $8.7 million, representing a change of $16.7 million, from net earnings of $8.0 million for the three months ended March 31, 2025. The increased loss was mainly driven by the decreased gross margin, caused by lower revenues and decreased utilization rates, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, increased selling, general and administrative expenses, mainly due to an increase of $1.3 million of expenses related to eVerge, increased business acquisition, integration and reorganization costs, driven primarily by a $3.0 million increase in contingent consideration adjustment related to the eVerge Acquisition, an impairment of intangibles of $3.1 million related to Datum and increased income tax expense, partially offset by decreased depreciation and amortization of intangibles, and increased foreign exchange gain for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.09 for the three months ended March 31, 2026, compared to earnings of $0.08 per share for the three months ended March 31, 2025.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $7.7 million for the three months ended March 31, 2026, representing a decrease of $4.5 million, or 36.9%, from $12.2 million for the three months ended March 31, 2025. As explained above, the decrease was primarily due to decreased gross margin, caused by lower revenues
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and decreased utilization rates, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, increased selling, general and administrative expenses, mainly due to an increase of $1.3 million of expenses related to eVerge, and increased income tax expense, partially offset by decreased depreciation and increased foreign exchange gains for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The recognition of non-refundable tax credits mentioned above, in the amount of $5.8 million, net of the triggered variable compensation expense of $4.5 million and net tax impact of $0.3 million, had a positive net impact of $1.0 million on the Adjusted Net Earnings for the three months ended March 31, 2026. This translated into Adjusted Net Earnings per Share of $0.08 for the three months ended March 31, 2026, compared to $0.12 for the three months ended March 31, 2025.
Adjusted EBITDA
Adjusted EBITDA amounted to $12.7 million for the three months ended March 31, 2026, representing a decrease of $5.3 million, or 29.9%, from $18.0 million for the three months ended March 31, 2025. As explained above, the decrease was due to decreased gross margin, caused by lower revenues and decreased utilization rates, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, and increased selling, general and administrative expenses, mainly due to additional expenses related to eVerge. The recognition of non-refundable tax credits mentioned above, in the amount of $5.8 million, net of the triggered variable compensation expense of $4.5 million, had a positive net impact of $1.3 million on the Adjusted EBITDA for the three months ended March 31, 2026. Adjusted EBITDA Margin was 11.1% for the three months ended March 31, 2026, compared to 14.4% for the three months ended March 31, 2025.
Bookings
Bookings amounted to $94.3 million, which translated into a Book-to-Bill Ratio of 0.83 for the quarter, compared to $100.1 million, which translated into a Book-to-Bill Ratio of 0.80, for the same quarter last year. Bookings for the trailing twelve months amounted to $434.2 million as at March 31, 2026, which translated into a Book-to-Bill ratio of 0.91.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would have been 0.90, compared to 0.89 for the same quarter last year. For the trailing twelve months as at March 31, 2026, the Book-to-Bill ratio, excluding revenues from the two long-term contracts, would have been 1.00.
Liquidity and Capital Resources
For the three months ended March 31, 2026, net cash from operating activities was $3.5 million, representing a decrease of $13.6 million, from $17.1 million for the three months ended March 31, 2025. The net cash from operating activities for the three months ended March 31, 2026, resulted primarily from the net loss of $8.7 million, $17.0 million of other non-cash adjustments and of net financial expenses, and $4.8 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $4.8 million during the three months ended March 31, 2026 were mainly due to the timing of payments, collections and invoicing and consisted primarily of a $7.6 million increase in unbilled revenues, a $6.9 million increase in tax credits receivable,
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and a $3.3 million increase in prepaids, partially offset by a $9.0 million increase in accounts payable and accrued liabilities, and a $3.2 million increase in deferred revenues.
As at March 31, 2026, drawings on its senior secured revolving credit facility amounted to $86.3 million, and additional capital resources available to Alithya amounted to $69.4 million, consisting of cash and availability under its credit facilities. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
Fiscal 2026 Results
Revenues amounted to $477.4 million for the twelve months ended March 31, 2026, representing an increase of $3.9 million, or 0.8%, from $473.5 million for the twelve months ended March 31, 2025. Gross margin increased by $6.0 million, or 3.8%, to $162.1 million for the twelve months ended March 31, 2026, from $156.1 million for the twelve months ended March 31, 2025. Gross margin as a percentage of revenues increased to 34.0% for the twelve months ended March 31, 2026, from 33.0% for the twelve months ended March 31, 2025. Selling, general and administrative expenses totaled $122.2 million for the twelve months ended March 31, 2026, representing an increase of $6.1 million, or 5.3%, from $116.1 million for the twelve months ended March 31, 2025, due to an increase of $8.3 million of expenses from a full year of XRM Vision Inc. and eVerge since its acquisition on May 31, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 25.6% for the twelve months ended March 31, 2026, compared to 24.5% for the twelve months ended March 31, 2025.
Net loss for the twelve months ended March 31, 2026 was $38.8 million, due primarily to an impairment charge of $41.1 million in the second quarter of this year, representing a change of $40.1 million, from net earnings of $1.3 million for the twelve months ended March 31, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.40 for the twelve months ended March 31, 2026, compared to earnings of $0.01 per share for the twelve months ended March 31, 2025. Adjusted Net Earnings amounted to $28.8 million for the twelve months ended March 31, 2026, representing an increase of $0.7 million, or 2.2%, from $28.1 million for the twelve months ended March 31, 2025. Adjusted EBITDA amounted to $47.1 million for the twelve months ended March 31, 2026, representing a decrease of $0.6 million, or 1.3%, from $47.7 million for the twelve months ended March 31, 2025. Adjusted EBITDA Margin was 9.9% for the twelve months ended March 31, 2026, compared to 10.1% for the twelve months ended March 31, 2025.
Normal Course Issuer Bid Program
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Class A Subordinate Voting Shares (the "Subordinate Voting Shares"), representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated
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broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at March 31, 2026, 3,226,902 Subordinate Voting Shares were purchased and cancelled under the NCIB. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company. Included in the 3,226,902 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.
Forward-Looking Statements
This press release contains certain information and statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” "maintains," “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) the Company's ability to generate sufficient earnings to support its operations; (ii) the Company's ability to take advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company's ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence ("AI"), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company's growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company's ability to service its debt and raise additional capital; (vi) the Company's estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company's ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; and (viii) the Company's ability to balance, meet and exceed the expectations of its stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific,
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many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2026, as well as other risks and uncertainties identified or incorporated in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya's objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Constant Dollar Revenue, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.

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The following table reconciles net (loss) earnings to Adjusted Net Earnings:

	For the three months ended March 31,		For the years ended March 31,
(in $ thousands, except per share data)	2026	2025	2026	2025
	$	$	$	$
Net (loss) earnings	(8,677)	8,043	(38,777)	1,295
Business acquisition, integration and reorganization costs (recovery)	6,294	(1,322)	4,084	(1,234)
Amortization of intangibles	4,239	4,837	18,636	18,926
Share-based compensation	1,484	915	6,815	5,343
Impairment of goodwill and intangibles	3,100	—	41,128	5,144
Loss on disposal of property and equipment and right-of-use assets and loss on lease modification	—	150	310	150
Severance	—	630	—	2,132
Income tax related to deferred tax asset recognized on purchase price allocation	2,260	—	440	—
Effect of income tax related to above items	(983)	(1,027)	(3,878)	(3,607)
Adjusted Net Earnings (1)	7,717	12,226	28,758	28,149
Basic and diluted (loss) earnings per share	(0.09)	0.08	(0.40)	0.01
Adjusted Net Earnings per Share (1)	0.08	0.12	0.29	0.29

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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The following table reconciles net (loss) earnings to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the years ended March 31,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Revenues	113,776	125,331	477,388	473,481
Net (loss) earnings	(8,677)	8,043	(38,777)	1,295
Net financial expenses	2,164	2,636	9,469	8,882
Income tax expense	3,866	813	1,215	2,775
Depreciation	788	1,158	3,499	4,523
Amortization of intangibles	4,239	4,837	18,636	18,926
EBITDA (1)	2,380	17,487	(5,958)	36,401
EBITDA Margin (1)	2.1%	14.0%	(1.2)%	7.7%
Adjusted for:
Foreign exchange (gain) loss	(604)	187	674	(258)
Share-based compensation	1,484	915	6,815	5,343
Business acquisition, integration and reorganization costs (recovery)	6,294	(1,322)	4,084	(1,234)
Impairment of goodwill and intangibles	3,100	—	41,128	5,144
Loss on disposal of property and equipment, intangible and lease modification	—	150	310	150
Severance	—	630	—	2,132
Adjusted EBITDA (1)	12,654	18,047	47,053	47,678
Adjusted EBITDA Margin (1)	11.1%	14.4%	9.9%	10.1%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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Fourth Quarter Conference Call
Alithya will hold a conference call to discuss these results on June 11, 2026, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-438-803-5592 (conference call ID 995541653 #), or via webcast at https://teams.microsoft.com/meet/21166466140923?p=odslqyoAeZuirBWScc. A replay of the conference call will be made available on Alithya’s website until June 18, 2026.
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
Source:
Alithya Investor Relations
investorrelations@alithya.com
Alithya Media Relations
media@alithya.com
Note to readers: Alithya's audited annual consolidated financial statements and notes thereto, Management’s Discussion and Analysis, and Annual Report on Form 40-F for the year ended March 31, 2026 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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